UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34921 / May 23, 2023

In the Matter of

TOTAL FUND SOLUTION
c/o U.S. Bank Global Fund Services
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202

CROMWELL INVESTMENT ADVISORS, LLC
810 Gleneagles Court, Suite 106
Baltimore, Maryland 21286

(812-15425)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Total Fund Solution and Cromwell Investment Advisors, LLC filed an application on January 20, 2023, and amendments on March 30, 2023 and April 17, 2023, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval and also grants relief from certain disclosure requirements.

On April 26, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34901). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Total Fund Solution and Cromwell Investment Advisors, LLC (File No. 812-15425) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary